August 12, 2014

Board of Directors

PetSmart, Inc.

19601 North 27th Avenue

Phoenix, Arizona 85027

Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

JANA Partners LLC (“we” or “us”) and other shareholders have called upon PetSmart, Inc. (“PetSmart” or the “Company”) to conduct a review of all strategic alternatives, including a sale, to maximize value following years of underperformance for shareholders (our prior letters and additional analysis can be found at www.JANAPetmAnalysis.com). So far, PetSmart has resisted such a fulsome review and has instead proposed standalone options that are unlikely to generate as much value as a sale given its numerous operating and strategic challenges, and unsuccessfully attempted to convince the market that there is lack of interest from potential buyers. Now it appears that the board of directors (the “Board”) is redoubling its efforts to avoid a genuine strategic review of all options to unlock value for shareholders.

Specifically, we have learned from shareholders that the Company held a town hall meeting for employees last week where it exhorted them to enhance upcoming quarterly results in anticipation of a proxy contest with us. This follows commentary from analysts at Cleveland Research Company noting that the Company “looks to be compressing gross margin to fund incremental promotional activity in 2Q” (which ended on July 31st) “with more aggressive activity planned” for the second half of fiscal 2014, and that the Company “has been much more willing to compress margin to fund incremental promotions.”i

It is highly ironic that a company whose shareholders are as dissatisfied and whose directors are as vulnerable based on their individual track records as PetSmart’s is now pinning its hopes on winning a proxy contest. More importantly, though, this effort to boost short-term results indicates an unacceptable preference on the Board for self-preservation over shareholder value creation. In fact, we are highly concerned that PetSmart may be engaging in this short-term promotional activity for the sake of manufacturing a few good quarters at the expense of the long term health and value of the business. Conversely, if the Board honestly believes these promotional moves will enhance long-term shareholder value, we question why they only began in earnest after the Company began to face shareholder pressure.

More generally, this continued effort to avoid a fulsome review of all strategic options creates the disturbing impression that the Board knows where such a review would lead, and is seeking to avoid the obvious outcome. If the Board’s sole goal were to maximize value for shareholders, there would be no downside to embarking on a full review of all possible means of doing so, including engaging with potential acquirers.

Only a Board that fears the most likely outcome of such a review, which is that a sale represents the optimal outcome for shareholders, would seek this vigorously to avoid one. It is perhaps not surprising, however, that this Board would place such little value on shareholder value creation, given that it appears based on a review of public filings that none of its members have purchased a single PetSmart share in an open market transaction in almost eight years and that of the last 187 open market transactions by Board members, 186 of them have been sales.

Based on our years of experience advocating for change at underperforming companies, we can say with confidence that there is only one way for the Board to avoid shareholder judgment at next year’s annual meeting: Do the right thing for them now by beginning a full strategic review including engaging with potential buyers. Rather than girding for a battle it will certainly lose given PetSmart’s long-running underperformance and widespread shareholder discontent, it is time for the Board to demonstrate that it is willing to do whatever it takes to generate maximum shareholder value. Any other approach will be of short-term value at best, and ultimately self-defeating. Should you wish to discuss this matter further, you may reach us at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC

i “PETM: Sales Modestly Better Past 1-2 Months Driven by Increased Promotions, Likely Pressuring Margin”; Scott Bender & Rusty Wilson; Cleveland Research Company; August 1, 2014.